SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Under the Securities Exchange Act of 1934

QuantRx Biomedical Corporation

(formerly known as A-Fem Medical Corporation)

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

74765N109

(CUSIP Number)

Sherbrooke Partners, LLC 570 Lexington Avenue, Floor 3 New York, New York 10022 Attention: Matthew Balk (212) 980-2700

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 29, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 74765N109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sherbrooke Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited liability company
Number of Shares	7	SOLE VOTING POWER 4,508,009
Beneficially Owned by	8	SHARED VOTING POWER
Each Reporting	9	SOLE DISPOSITIVE POWER 4,508,009
Person With	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,508,009
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Matthew Balk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares	7	SOLE VOTING POWER 5,728,009
Beneficially Owned by	8	SHARED VOTING POWER
Each Reporting	9	SOLE DISPOSITIVE POWER 5,728,009
Person With	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,728,009
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 74765N109	Schedule 13D

Item 1.	Security and Issuer.

This statement relates to certain shares of common stock, $0.01 par value per share (“Common Stock”), of QuantRx Biomedical Corporation, a Nevada corporation formerly known as A-Fem Medical Corporation (the “Issuer”). The principal executive offices of the Issuer are located at 321 Norristown Road, Suite 230, Ambler, Pennsylvania 19002.

Item 2. Identity and Background.

(a)           The names of the persons filing this statement are Sherbrooke Partners, LLC, a Delaware limited liability company (“Sherbrooke Partners”), and Matthew Balk, an individual (“Mr. Balk” and, together with Sherbrooke Partners, the “Reporting Persons”).

(b)          The address of each of the Reporting Persons is 570 Lexington Avenue, Floor 3, New York, New York 10022.

(c)           The principal business of Sherbrooke Partners is making investments. Mr. Balk’s principal occupation is serving as an executive of Burnham Hill Partners, a division of Pali Capital, Inc. (“Burnham Hill”). The principal business of Burnham Hill is the provision of financing and financial advisor services. The principal address of Burnham Hill is 570 Lexington Avenue, Floor 3, New York, New York 10022. Mr. Balk is also the managing member of Sherbrooke Partners.

(d)          During the last five years, neither Sherbrooke Partners nor Mr. Balk has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, neither Sherbrooke Partners nor Mr. Balk has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Sherbrooke Partners or Mr. Balk was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Sherbrooke Partners is a Delaware limited liability company. Mr. Balk is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

In October 2004, Sherbrooke Partners purchased 1,750,000 shares of Series A Convertible Preferred Stock of the Issuer (“Series A Stock”) and warrants to purchase an aggregate of 462,006 shares of Series A Stock (the “Warrants”) from Goldman Sachs & Co. (“Goldman”) for an aggregate purchase price of $46,715.64. In November 2004, Sherbrooke Partners exercised Warrants to purchase an aggregate of 462,006 shares of Series A Stock for an aggregate purchase price of $4,620.06. Shares of Series A Stock are convertible into shares of Common Stock. In November 2004, the Issuer issued to Sherbrooke Partners 900,000 shares of Common Stock for an aggregate purchase price of $45,000. In July 2005, Sherbrooke Partners also purchased 300,000 shares of Common Stock from a shareholder of the Issuer in a private transaction for an aggregate purchase price of $75,000. Immediately following the purchase, Sherbrooke Partners gifted to an individual 10,000 of the 300,000 shares of Common Stock purchased.

The source of the funds for the acquisition of securities described in this paragraph was the working capital of Sherbrooke Partners.

In February 2006, Sherbrooke Partners agreed with the Issuer to convert all of Sherbrooke Partners’ shares of Series A Stock into 3,318,009 shares of Common Stock (a conversion rate of 1.5 shares of Common Stock for each share of Series A Stock). No consideration was paid or received by Sherbrooke Partners in connection with this agreement or the conversion of outstanding Series A Stock.

In October 2004, Mr. Balk, as custodian for his children, purchased an aggregate of 600,000 shares of Series A Stock from Goldman for an aggregate purchase price of $16,016.80. In November 2004, the Issuer issued to Mr. Balk, as custodian for his children, an aggregate of 320,000 shares of Common Stock for an aggregate purchase price of $16,000. The source of the funds for the acquisition of securities described in this paragraph was the personal funds of Mr. Balk.

In February 2006, Mr. Balk, as custodian for his children, agreed with the Issuer to convert all of the shares of Series A Stock held by Mr. Balk, as custodian for his children, into 900,000 shares of Common Stock (a conversion rate of 1.5 shares of Common Stock for each share of Series A Stock). No consideration was paid or received by Mr. Balk, as custodian for his children, in connection with this agreement or the conversion of outstanding Series A Stock.

Mr. Balk has retained voting and dispositive control of each of the securities of the Issuer described in this Item 3.

Item 4.	Purpose of Transaction.

Sherbrooke Partners and Mr. Balk, as custodian for his children, acquired the shares of Common Stock, the Warrants and Series A Stock for investment. Over time, Sherbrooke Partners and Mr. Balk, as custodian for his children, will review their respective investments in the securities of the Issuer and may, at such time and from time to time, determine to acquire additional securities of the Issuer or to dispose of all or any portion of the securities of the Issuer beneficially held by them at any time. Except as stated below, neither Sherbrooke Partners nor Mr. Balk has any plans or proposals which relate to or would result in:

(a)           The acquisition of additional securities of the Issuer, or the disposition of any securities of the Issuer, other than sales, from time to time, of the Common Stock in accordance with Rule 144 promulgated under the Securities Act of 1933, as amended;

(b)          An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)          Any change in the management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of the Issuer;

(e)	A material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)          Any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)          A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in the inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

According to the Issuer’s quarterly report on Form 10-QSB filed with the Securities and Exchange Commission on November 14, 2005, there were 16,488,183 shares of Common Stock outstanding as of October 24, 2005. The Issuer has further advised Mr. Balk that due in part to the conversion of the Series A Stock referenced above, there were 30,451,494 shares of Common Stock outstanding as of February 13, 2006. The percentages of shares of Common Stock beneficially held by Sherbrooke Partners and Mr. Balk set forth below are based on the foregoing outstanding share figure.

(a)           Sherbrooke Partners beneficially owns 4,508,009 shares of Common Stock, which constitutes 14.8% of the outstanding shares of Common Stock. Mr. Balk is the managing member of Sherbrooke Partners and in such capacity has the sole power to vote and dispose of such shares.

Mr. Balk beneficially owns 5,728,009 shares of Common Stock (which includes (i) 4,508,009 shares of Common Stock beneficially owned by Sherbrooke Partners and (ii) 1,220,000 shares of Common Stock held by Mr. Balk as custodian for his children), which constitutes 18.8% of the outstanding shares of Common Stock. Mr. Balk has the sole power to vote and dispose of such shares.

(b)          As to the shares of Common Stock beneficially owned by Sherbrooke Partners, the number of shares as to which Sherbrooke Partners has:

(i)	Sole power to vote or to direct the vote: 4,508,009

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 4,508,009

(iv)	Shared power to dispose or to direct the disposition of: 0

As to the shares of Common Stock beneficially owned by Mr. Balk, the number of shares as to which Mr. Balk has:

(i)	Sole power to vote or to direct the vote: 5,728,009

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 5,728,009

(iv)	Shared power to dispose or to direct the disposition of: 0

(c)           In the past 60 days neither Sherbrooke Partners nor Mr. Balk has effected any transactions involving Common Stock.

(d)	Not applicable.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Each of Sherbrooke Partners and Mr. Balk (in his capacity as a custodian for his children) are parties to (a) a Stock and Warrant Purchase Agreement, dated as of October 29, 2004 (the “Goldman Purchase Agreement”), by and among the Issuer, Goldman, and the investors named therein, including Sherbrooke Partners and Mr. Balk (in his capacity as a custodian for his children) (the “Investors”), (b) a Co-Sale Rights Agreement, dated as of October 29, 2004 (the “Co-Sale Agreement”), by and among the Issuer, Goldman, and the Investors and (c) an Investors Rights Agreement, dated as of October 29, 2004 (the “IRA”), by and among the Issuer and the Investors. Pursuant to the Goldman Purchase Agreement, Sherbrooke Partners and Mr. Balk (in his capacity as a custodian for his children) acquired the shares of Series A Stock and warrants to purchase Series A Stock described in Item 3. Pursuant to the Co-Sale Agreement, Goldman has co-sale rights in connection with certain sales of securities by Sherbrooke Partners and Mr. Balk (in his capacity as a custodian for his children) of shares of Common Stock into which shares of Series A Stock have been converted. Pursuant to the IRA, Sherbrooke Partners and Mr. Balk (in his capacity as a custodian for his children) have certain rights of first offer in connection with issuances of securities by the Issuer. Furthermore, pursuant to the IRA, the Investors have the right to nominate two persons to the Issuer’s board of directors for so long as the Investors collectively hold at least 4,000,000 shares of Common Stock (on a fully-diluted basis) and the right to nominate one person to the Issuer’s board of directors for so long as the Investors collectively hold less than 4,000,000 shares of Common Stock (on a fully-diluted basis) but at least 2,000,000 shares of Common Stock (on a fully-diluted basis).

Each of Sherbrooke Partners and Mr. Balk (in his capacity as a custodian for his children) entered into a Stock Purchase Agreement, effective November 16, 2004, with the Issuer pursuant to which Sherbrooke Partners purchased 900,000 shares of Common Stock and Mr. Balk (in his capacity as a custodian for his children) purchased 320,000 shares of Common Stock from the Issuer.

Sherbrooke Partners entered into a Common Stock Purchase Agreement, effective July 8, 2005, by and among Doug McKay, Sherbrooke Partners and the other buyers party thereto, pursuant to which Sherbrooke Partners purchased 300,000 shares of Common Stock from Mr. McKay. Immediately following the purchase, Sherbrooke Partners gifted 10,000 of the 300,000 shares of Common Stock purchased to an individual.

Except as disclosed in the preceding paragraph, neither Sherbrooke Partners nor Mr. Balk has entered into any contract, arrangement or understanding with or among either of them and any other person with respect to the securities of the Issuer.

Item 7.	Material to be Files as Exhibits.

Exhibit 7.1	Joint Filing Agreement, dated as of March 29, 2006, by and between Matthew Balk and Sherbrooke Partners, LLC.

Exhibit 7.2	Stock and Warrant Purchase Agreement, dated as of October 29, 2004, among the Issuer, Goldman and the Investors.

Exhibit 7.3	Co-Sale Rights Agreement, dated as of October 29, 2004, among the Issuer, Goldman and the Investors.

Exhibit 7.4	Investor Rights Agreement, dated as of October 29, 2004, among the Issuer and the Investors.

Exhibit 7.5	Stock Purchase Agreement, effective as of November 16, 2004, between the Issuer and Sherbrooke Partners.

Exhibit 7.6	Stock Purchase Agreement, effective as of November 16, 2004, between the Issuer and Matthew Balk, as custodian for Daniel Balk.

Exhibit 7.7	Stock Purchase Agreement, effective as of November 16, 2004, between the Issuer and Matthew Balk, as custodian for David Balk.

Exhibit 7.8	Common Stock Purchase Agreement, effective as of July 8, 2005, among Doug McKay, Sherbrooke Partners and the other buyers party thereto.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	March 29, 2006

/s/ Matthew Balk

Matthew Balk, Individually

SHERBROOKE PARTNERS, LLC

By:/s/ Matthew Balk

Matthew Balk, its managing member